Sphere 3D Corp.

895 Don Mills Road

Building 2, Suite 900

Toronto, Ontario, Canada, M3C 1W3

April 29, 2024

Via Edgar

Mr. Eric Envall

Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Withdrawal of Registration Statement on Form S-3
Filed May 17, 2023
File No. 333-271989

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sphere 3D Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-271989), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 17, 2023.

The Registration Statement was filed in order to register for resale of up to 19,655,115 of the Registrant’s common shares (the “Common Shares”) by the selling shareholders identified in the Registration Statement, which are issuable to them upon exercise of warrants held by them. The Registrant no longer intends to register the Common Shares because the Registrant has cancelled 40% of the warrants from which the Common Shares were to be exercised, and the remaining Common Shares are now eligible to be sold pursuant to Rule 144 under the Securities Act. Because the proposed sale of the Common Shares that would have otherwise been registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Pryor Cashman LLP, Attn: Ali Panjwani, 7 Times Square, New York, NY 10036, email: ali.panjwani@pryorcashman.com.

If you have any questions with respect to this matter, please contact Ali Panjwani at (212) 326-0820.

Very truly yours,

/s/ Patricia Trompeter
Patricia Trompeter